Independent Bank Group, Inc.

1600 Redbud Boulevard, Suite 400

McKinney, TX 75069-3257

March 18, 2014

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Kathryn S. McHale

Re:	Independent Bank Group, Inc. Registration Statement of Form S-4
Request for Acceleration
File No. 333-193373

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Independent Bank Group, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-193373) (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 5:00 p.m., Washington, D.C. time, on Wednesday, March 19, 2014, or as soon as thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Independent Bank Group, Inc.

By:	/s/ David R. Brooks
David R. Brooks
Chairman of the Board and Chief Executive Officer

cc:	Joseph A. Hoffman, Esq. (Andrews Kurth LLP)
Dudley Murrey, Esq. (Andrews Kurth LLP)
Quentin Collin Faust, Esq. (Andrews Kurth LLP)
Mark Haynie, Esq. (Haynie, Rake, Repass & Lowry, PC)